DOUBLELINE YIELD OPPORTUNITIES FUND

333 South Grand Avenue, Suite 1800

Los Angeles, California 90071

February 21, 2020

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0504

Attention: Ms. Anu Dubey

Re:	DoubleLine Yield Opportunities Fund (the “Fund”)

Registration Statement on Form N-2 (File Nos. 333-233877, 811-23476)

Dear Ms. Dubey:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-2 (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 9:00 a.m., Eastern Time, on Tuesday, February 25, 2020, or as soon thereafter as practicable.

The Fund also brings to your attention that pursuant to Rule 430A under the Securities Act, the form of prospectus (including the statement of additional information) filed as part of the Fund’s registration statement on Form N-2 omits certain information, including information with respect to the public offering price, discounts or commissions to dealers, amount of proceeds and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

Very truly yours,

DOUBLELINE YIELD OPPORTUNITIES FUND

By:	/s/ Ronald R. Redell
Name:	Ronald R. Redell
Title:	President and Chief Executive Officer

DLY ACCELERATION REQUEST

February 21, 2020

Via EDGAR

Securities and Exchange Commission

Division of Investment Management, Office of Disclosure Review and Accounting

100 F Street, NE

Washington, DC 20549-4561

Attn: Anu Dubey

Re:	DoubleLine Yield Opportunities Fund

Registration Statement on Form N-2

File Nos. 333-233877 and 811-23476

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, UBS Securities LLC, as the representative of the several underwriters of the offering pursuant to the above-referenced Registration Statement on Form N-2, as amended (the “Registration Statement”), hereby join in the request of DoubleLine Yield Opportunities Fund that the effective date of the Registration Statement be accelerated so that the Registration Statement becomes effective at 9:00 a.m., Eastern Time, on Tuesday, February 25, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representative of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

UBS SECURITIES LLC
As representative of the several underwriters

UBS SECURITIES LLC

By:	/s/ Saawan Pathange
Name: Saawan Pathange
Title: Managing Director

UBS SECURITIES LLC

By:	/s/ Elise Jia
Name: Elise Jia
Title: Associate Director